SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 22, 2007

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) of BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c.; THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP P.L.C., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CSB Final Report

On March 20, 2007, the U.S. Chemical Safety and Hazard Investigation Board (CSB) released the final report of their investigation into the explosion and fire at the Texas City Refinery. In a press release, the CSB states that its investigators conclude that organizational and safety deficiencies at all levels of the BP Corporation caused the March 23, 2005 explosion. The CSB final report is expected to be made publicly available on the CSB website.

On March 20, 2007, following the announcement by the CSB, BP Products North America Inc. issued the following statement in a press release:

BP accepted responsibility for the March 23, 2005 explosion and fire at the Texas City refinery. We have apologized to those harmed. While we cannot change the past or repair all the damage this incident caused, we have worked diligently to provide fair compensation, without the need for lengthy court proceedings, to those who were injured and to the families of those who died. On the recommendation of the U.S. Chemical Safety and Hazard Investigation Board (CSB), we created an Independent Panel, led by Former U.S. Secretary of State James A. Baker, III to assess process safety management and safety culture at our US refineries. The Independent Panel undertook extensive investigations, and issued their report in January of this year. BP is implementing the recommendations in full.

We have completed and made public the results of our own investigation of the incident and, as CSB Chairman Merritt has publicly recognized, BP cooperated in an unprecedented way with the CSB investigation. BP voluntarily produced to CSB over 6,300,000 pages of documents, made over 300 witnesses available for CSB interviews, including some of its most senior executives and, importantly, agreed to form the Independent Panel.

Notwithstanding the Company’s strong disagreement with some of the content of the CSB report, particularly many of the findings and conclusions, BP will give full and careful consideration to CSB’s recommendations, in conjunction with the many activities already underway to improve process safety management. BP and its employees are ready, willing and able to achieve the goal of becoming an industry leader in process safety management.

In the two years since the accident, BP has taken significant steps to identify and address the causes of the March 23, 2005 Texas City explosion in order to reduce risk and improve process safety management and performance at its five US Refineries. This effort continues. BP is committed to preventing such a tragedy from occurring again.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: March 22, 2007	/s/ D J Pearl

D J PEARL Deputy Company Secretary